Exhibit 2.3

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Capitalized terms used but not defined herein have the meanings set forth in the Annual Report on Form 20-F to which this Exhibit is attached. References to “we,” “our” and “us” refer to Navigator Holdings Ltd., unless the context otherwise requires. References to “shareholders” refer to holders of our common stock, unless the context otherwise requires. “WLR Group” refers collectively to WL Ross & Co. LLC and certain of its affiliated investment funds and “BW Group” refers to BW Group Limited. On December 22, 2020, the WLR Group, our previous major shareholder, sold all of the 21,863,874 shares of our common stock then owned by the WLR Group to the BW Group (the “BW Group Sale”).

As of December 31, 2020, we had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.01 per share (“common stock”). Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “NVGS”.

The following contains a description of our common stock, as well as certain related additional information. The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Second Amended and Restated Bylaws and Amended and Restated Articles of Incorporation, which we refer to as our “bylaws” and our “articles of incorporation,” respectively, and to the other agreements described herein. Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the “BCA.” Our bylaws and articles of incorporation as they exist on the date of this Annual Report on Form 20-F, and any other agreements described herein, are incorporated by reference or filed as an exhibit to the Annual Report on Form 20-F of which this Exhibit is a part, and amendments or restatements of each will be filed with the Securities and Exchange Commission (the “SEC”) in future periodic or current reports in accordance with the rules of the SEC. You are encouraged to read these documents.

Authorized Capitalization

As of December 31, 2020, our authorized share capital consists of 400,000,000 shares of common stock, of which 55,893,618 shares were issued and outstanding and 40,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding. All of our shares are in registered form.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. We do not anticipate declaring or paying any cash dividends to holders of our common stock in the near term. We may, however, adopt in the future a policy to make cash dividends. Our future dividend policy is within the discretion of our board of directors. Agreements governing our indebtedness impose restrictions on us, including, among other things, limiting our ability to pay dividends out of operating revenues generated by the vessels securing such indebtedness, redeem any shares or make any other payment to our equity holders, if there is a default under such agreements.

Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to ratably receive the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any preferred stock which we may issue in the future.

Anti-takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the common stock held by shareholders.

Election and Removal of Directors; Vacancies

Subject to the rights of the holders of any series of preferred shares in us, directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the shareholders entitled to vote in the election. Our articles of incorporation provide that, subject to any rights of holders of preferred shares, directors will be elected at each annual meeting of shareholders to serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our articles of incorporation provide that, subject to any rights of holders of preferred shares, no director may be removed except both for cause and with the affirmative vote of the holders of not less than a majority of the voting power of all outstanding shares entitled to vote in the election of directors.

Subject to the following sentence, vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause (other than vacancies and newly created directorships which the holders of any class or classes of shares or series thereof are expressly entitled by our by articles of incorporation to fill) shall be filled by, and only by, a vote of not less than the majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director appointed to fill a vacancy or a newly created directorship shall hold office until the next annual meeting of shareholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

On December 22, 2020, in connection with the BW Group Sale, we entered into an Investor Rights Agreement with BW Group (the “BW Group Investor Rights Agreement”), which provides BW Group with the right to designate two members of our board of directors (provided that BW Group maintains certain share ownership levels) and with certain registration rights and informational rights. The BW Group Investor Rights Agreement also provides that, until May 18, 2022 and subject to certain exceptions, BW Group will not acquire common shares that increase its current voting power in us.

Notwithstanding the foregoing, in the event that the holders of any class or series of preferred shares shall be entitled, voting separately as a class, to elect any of our directors, then the number of directors that may be elected by such holders voting separately as a class shall be in addition to the number otherwise fixed pursuant to resolution of the our board of directors. Notwithstanding the foregoing, except as otherwise provided in the terms of such class or series, (i) the term of the directors elected by such holders voting separately as a class shall expire at the next annual meeting of shareholders and (ii) any director or directors elected by such holders voting separately as a class may be removed, with or without cause, by the holders of a majority of the voting power of all outstanding shares of us entitled to vote separately as a class in an election of such directors.

No Cumulative Voting

The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our articles of incorporation provides otherwise. Our articles of incorporation do not provide for cumulative voting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that, with a few exceptions, shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive office not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of our shareholders may be called only by our board of directors.

Amendments to Our Bylaws

Our articles of incorporation and bylaws grant our board of directors the authority to amend and repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the Republic of the Marshall Islands.

“Blank Check” Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series. Our board of directors may issue preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations or sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company’s shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates or that his shares devolved upon him by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our articles of incorporation include a provision that eliminates the personal liability of directors and officers for monetary damages for actions taken as a director or officer to the fullest extent permitted by law.

Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent

The registrar and transfer agent for the common stock is the American Stock Transfer & Trust Company, LLC.

Listing

Our common stock is listed on the NYSE under the symbol “NVGS.”